  EXHIBIT 99.1

BUENOS AIRES, september 13, 2023

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material News

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) in compliance of Article 11, Section II, Chapter I, Title II of CNV Regulations (N.T. 2013) so as to inform you that CENTRAL PUERTO S.A. (“CPSA”), has acquired shares issued by CPSA under the terms of Section 64 and subsequent sections of the Capital Market Act No. 26 831 and the regulations of Comisión Nacional de Valores.

In that regard, we inform that CPSA acquired own book-entry common shares with a face value of $1 (one ARS) carrying 1 (one) vote each (the “Shares”) as follows:

Market	Operation date	Liquidation date	Number of shares and/or ADR	Number of equivalent shares	Average price per share and/or ADR	Total amount
BYMA	09/13/2023 (month/day/year)	09/15/2023 (month/day/year)	85,000	85,000	ARS 460.80	ARS 39,168,262.80
NYSE	-	-	-	-	-	-

In addition, it is informed that acquisitions made in the same day did not exceed 25% of the average volume of daily transactions for the Company's shares during the previous 90 (ninety) working days.

With no further business at present, I remain sincerely yours,

Leonardo Marinaro

Head of Market Relations

 Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099